Exhibit 12

[DATE]

Western Asset Intermediate Plus Bond Portfolio

Western Asset Funds, Inc.

620 Eighth Avenue 50th Floor

Western Asset Intermediate Bond Portfolio

Western Asset Funds, Inc.

620 Eighth Avenue 50th Floor

Ladies and Gentlemen:

We have acted as counsel in connection with the Plan of Reorganization (the “Plan”) dated [            ], 2010, adopted by Western Asset Funds, Inc., a Maryland corporation, (the “Corporation”), on behalf of Western Asset Intermediate Plus Bond Portfolio (“Target Fund”) and Western Asset Intermediate Bond Portfolio (“Acquiring Fund”). The Plan describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund, following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.6 of the Plan. Capitalized terms not defined herein are used herein as defined in the Plan.

Target Fund is a series of the Corporation, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder’s option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is also a series of the Corporation. Acquiring Fund Shares are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Plan, the Combined Prospectus/Proxy Statement filed on [            ], 2010, and such other items as we have deemed necessary to render this opinion. In addition, each of Target Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (together, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Target Fund and Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Plan and any other documents examined by us have acted, and will act, in accordance with the terms of such Plan and documents, and that the Transaction will be consummated pursuant to the terms and conditions set forth in the Plan without the waiver or modification of any such terms and conditions; (ii) all representations contained in the Plan, as well as the representations contained in the Representation Letters, are true and complete; (iii) any representation made “to the knowledge and belief” (or similar qualification) of any person or party is correct without regard to such qualification; and (iv) as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement.

Based on and subject to the foregoing, and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)	The acquisition by Acquiring Fund of all of the assets of Target Fund solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all of the liabilities of Target Fund, followed by the distribution by Target Fund to its shareholders of Acquiring Fund Shares and the termination of Target Fund, all pursuant to the Plan, will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of Target Fund’s liabilities;

(iii)	Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of each asset received from Target Fund will be the same as the basis of that asset in the hands of Target Fund immediately prior to the transfer;

(iv)	Under Section 1223(2) of the Code, the holding period in the hands of Acquiring Fund of each asset received from Target Fund will include Target Fund’s holding period for that asset (except where investment activities of Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset);

(v)	Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation of Target Fund;

(vi)	Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their shares of Target Fund solely for Acquiring Fund Shares pursuant to the Transaction;

(vii)	Under Section 358 of the Code, the aggregate basis of Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Transaction will be the same as the aggregate basis of the Target Fund shares exchanged therefor;

(viii)	Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for Acquiring Fund Shares received pursuant to the Transaction will include the Target Fund shareholder’s holding period for the Target Fund shares exchanged therefor, provided that the Target Fund shareholder held those Target Fund shares as capital assets on the date of the exchange; and

(ix)	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view herein with respect to the effect of the Transaction on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such a transfer would otherwise be a non-taxable transaction.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,